UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 17, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Integra LifeSciences Holdings Corporation

File No. 000-26224 - CF#29320

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Integra LifeSciences Holdings Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 19, 2013.

Based on representations by Integra LifeSciences Holdings Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 99.1   through February 19, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tom Kluck
Legal Branch Chief